February 2, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz, Assistant Director

Re: Second Sight Medical Products, Inc.

Registration Statement on Form S-1

File No. 333-215463

Dear Ms. Ravitz:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 3, 2017, at 4:00 p.m., Washington D.C. Time, or as soon thereafter as is practicable. The Registrant hereby authorizes our legal counsel, Aaron A. Grunfeld, orally to modify or withdraw this request for acceleration.

In connection with this request, the Registrant acknowledges that:

•	should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing, notwithstanding any review, action or absence of action by staff.

We further acknowledge that staff will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that in requesting acceleration we are aware of our responsibilities under the Securities Act of 1933 and under the Securities Exchange Act of 1934 as they relate to our proposed public offering of the securities specified in the above registration statement.

Very truly yours,

Second Sight Medical Products, Inc.

/s/ Will McGuire
Will McGuire, President and Chief Executive Officer